                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  22 December, 2008

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Embargo 7.00am	22nd December 2008

Allied Irish Banks, p.l.c. agrees capital measures with Irish Government

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] is issuing the following announcement on reaching an agreement with the Irish Government that will significantly increase the bank's core tier one capital ratio. This agreement is subject to shareholder, regulatory and E U Commission State aid approval. The key terms and conditions are outlined in a statement issued yesterday, the 21st of December, by the Minister for Finance which refers to the recapitalisation of Irish banks. For ease of reference, the Minister's statement is appended to this announcement.

Our decision to accept the Government's offer of €2billion for an issue by AIB of perpetual preference shares was taken following detailed discussions between both parties. We have consistently stated, including in our interim management statement (IMS) of the 5th of November 2008, that our capital position is good. We are mindful though of the growing market expectation for banks everywhere to have higher capital levels, a factor also acknowledged in our IMS.

Protection of the rights and interests of our investors is key to our consideration and discussions with the Government. The agreement reached satisfies that crucial requirement for the following reasons. The preference shares will have a fixed coupon of 8%, will be non - convertible, redeemable, rank alongside ordinary equity and will qualify as core tier one capital. There are no restrictions on payment of dividends on ordinary shares that we consider onerous. Voting rights and appointments of directors requirements as outlined in the Minister's statement can also be accomodated. It is agreed that these requirements would end on redemption by us of the preference shares. We estimate that the acceptance of this additional €2bn will increase our proforma core tier one capital to close to 7.5% at the end of 2008.

We acknowledge and are grateful to the Government for the commercial approach it has adopted that has enabled us to reach this agreement. In relation to the Government's commitment to underwrite and otherwise support the raising of additional core tier one capital, we have indicated our interest in seeking up to a further €1bn from our shareholders. Our endeavours will be strongly influenced by our analysis of market conditions and the pre-emption rights of our shareholders. As previously stated, we have the capacity to improve our capital position through asset disposal. The raising of an additional €1bn would increase our core tier one capital ratio to an estimated proforma level of between 8% and 8.5% at the end of 2008.

Eugene Sheehy, John O'Donnell and Alan Kelly will host a conference call for analysts and investors today at 09.00 GMT

CONFERENCE CALL DIAL-IN DETAILS:

Please dial in 5 to 10 minutes prior to start time

Title: AIB agrees capital measures - access code 653816

Republic of Ireland	+353 (0) 1 247 6150
UK	+44 (0) 20 7111 1258

-ENDS-

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-6600311 ext. 12162	Tel: +353-1-6600311 ext. 13894

For Reference cnly - copy of Minister's statement - 21st December 2008

Government Announcement on Recapitalisation

Following on from Government Decisions of 28th November and 14th December on the recapitalisation of financial institutions, the Minister for Finance has this evening announced specific decisions in relation to three major financial institutions. Commenting on the announcement;

The Taoiseach said:

"The objective of these decisions is to ensure that the financial system in Ireland meets the everyday financial needs of individuals, businesses and the overall economy. As part of this recapitalisation package, I am very pleased that a number of measures to support small to medium businesses and mortgage holders have also been announced."

In relation to Anglo Irish Bank, the Minister for Finance announces an initial investment of €1.5 billion of core tier 1 capital to assist in restructuring the bank's capital. The Government will continue to reinforce the position of Anglo Irish Bank and will make further capital available if required so that it remains a sound and viable institution. The investment will be in the form of €1.5 billion of perpetual preference shares with a fixed annual dividend of 10%. The preference shares carry 75% of the voting rights of Anglo Irish Bank. The investment is subject to the approval of the ordinary shareholders at a general meeting which will be convened as soon as possible. On the basis of positive contact with the European Commission, the Minister said he was confident that the Anglo proposal will meet with EU State Aid requirements when formally notified in due course.

Good progress continues to be made in the capital discussions with other institutions. In particular, subject to shareholder and regulatory approval, the Government has agreed with Bank of Ireland and Allied Irish Banks plc that they will each issue €2bn of perpetual preference shares to the State with a fixed annual dividend of 8%. These shares will have voting rights in respect of change of control and any changes in the capital structure. They will also confer 25% of the voting rights in respect of appointments of directors and 25% of the directors on the board, currently including any directors to be appointed in connection with the Government's Guarantee Scheme.

All the institutions may redeem the preference shares within 5 years at the issue price or after 5 years at 125% of the issue price. The preference shares are non-convertible and will be treated as core tier 1 capital by the Financial Regulator and are replaceable only with other core/equity tier 1 capital.

The capital injection for Anglo Irish Bank is likely to take place following an Extraordinary General Meeting in mid-January, and for Allied Irish Bank and Bank of Ireland, by the end of the first quarter of 2009.

The Government has a substantial pool of additional capital available to underwrite and otherwise support the issuance of core tier 1 capital by the relevant institutions.
The Government need not be the principal source of this additional capital and encourages each institution to access private sources of capital. Nonetheless, the Government is prepared to underwrite further issuance of core tier 1 capital and both Allied Irish Banks plc and Bank of Ireland have indicated an interest in such an underwriting in an amount of up to €1 billion each.

The measures announced today have been designed having regarded to the recent European Commission Recapitalisation Communication and are subject to State aid approval.

Credit Package

The provision of credit to the economy is the most immediate and pressing issue for business and for the Government. The future health of our economy is inextricably linked with the supply of credit and a situation where banks are unwilling or are perceived to be unwilling to lend is damaging not only for the economy but also for the banks themselves. Banks have an important part to play in addressing this issue and a key objective of the Government's recapitalisation initiative is to ensure the continued flow of funds through the banks to individuals and businesses in the real economy.

In response to my earlier meetings with the banks many had already announced specific programmes to boost lending to small and medium enterprises. AIB and Bank of Ireland have announced new business support and start up funds and have provided commitments to support first time buyers and consumers. While these announcements are welcome the Government believes that it is appropriate as part of the agreed recapitalisation programme that the banks should further build on the commitments given in the banks guarantee scheme through specific credit policies targeted at small medium enterprises, first time buyers and consumers generally.

The recapitalisation announced today will provide the banks with the stability required to continue to lend to meet the needs of the Irish economy. The banks will be expected to contribute to the economy in a verifiable manner in relation to credit and in relation to the maintenance of a payments system which is socially inclusive. They will be expected to adopt an approach to customer relationships in a way which recognises that customers need support through difficult as well as good times. The banks assure the Government that they will continue to grow lending to small and medium sized enterprises and have agreed to the following credit package:

  Small and Medium Enterprises: The recapitalised banks will provide at least an additional 10% capacity for lending to small to medium enterprises in 2009 from which lending will be subject to demand from viable enterprises. (SMEs are to be defined in accordance with the requirements under EU State aid Regulations.)
  Code of practice for business lending: Business lending by the recapitalised banks will be supported by a new code of practice for business lending which will be developed by the Financial Regulator. The recapitalised banks have committed to work closely with the Financial Regulator and the IBF to develop this code which will be introduced before end of January 2009. The code will provide for issues such as appropriate notice before change of banking facilities, arrangements to work with small businesses in difficulty and reassurance that sustainable and productive business propositions will not be declined loan facilites.
  Mortgages/First time buyers: The recapitalised banks will provide an additional 30% capacity for lending to first time buyers in 2009. Take up will be subject to demand and the banks have committed to actively promote mortgage lending at competitive rates with increased transparency on the criteria to be met.
  Mortgage Arrears: The banks will take action to assist householders who are in arrears. The recapitalised banks already comply fully with the voluntary IBF Code on mortgage arrears and repossession and refer customers to the Money, Advice and Budgeting Service where appropriate. The banks have confirmed that those in default on their home loans will treated with respect and that they will work with mortgage holders to ensure that repossession is truly an option of last resort. Furthermore the recapitalised banks have confirmed to Government that they will wait at least six months from the time arrears first arise before the enforcement of any legal action on repossession of a customer's primary residence.
  Basic bank account: The recapitalised banks have committed to broaden the provision of basic or introductory bank accounts and will promote these accounts to socio-economic groups where the holding of bank accounts is less prevalent and to those who find that a current account does not suit their basic banking needs. The Department of Social and Family Affairs will continue its engagement with the financial institutions with a view to increasing availability and demand for basic bank accounts. Each bank can develop the form of its basic bank account in discussion with the Financial Regulator and in all cases it will provide cash card facilities. In support of this initiative the Government will arrange that stamp duty will not apply to cash cards for basic bank accounts. Detailed targets for basic bank accounts will be negotiated with each institution.
  Environmental Improvements: Each recapitalised bank will introduce a €100m fund to support environment friendly investments with a view to reducing energy usage, facilitating switching to renewable energies with a view to reducing Ireland's carbon footprint.
  Financial education: The recapitalised banks will provide funding and other resources, in cooperation with the Financial Regulator, to support and develop financial education for consumers and potential consumers. The resources to be made available will take account of the Financial Regulator's Financial Capability Study and the Report of the Steering Group on Financial Education.
  Customer Communications: The recapitalised banks will continue to improve the transparency of the terms and conditions of products, of charges, of marketing and of sales processes and procedures. Proposals in this regard will be submitted to the Financial Regulator in January 2009.

ENDS

  Note for editors:

The Government's announcement today is the next step in the implementation of the recapitalisation programme for financial institutions announced last weekend.

It involves investment of high-quality share capital in the three main financial institutions in Ireland as follows:

AIB: €2bn investment at 8% return per annum

BOI: €2bn investment at 8% return per annum

Anglo Irish Bank: €1.5bn investment at 10% return per annum

The main objective of the initiative is to ensure that the major banks in Ireland are capitalised to meet the economy's financial needs. This capital investment will ensure that capital ratios in the Irish banks will meet the expectations of international investors.

The State will be remunerated on an annual basis in respect of this investment with the equivalent of almost €500m in dividends, either in cash or in ordinary shares.

Shareholder, regulatory and European Commission approval will be required.

The State will have significant voting rights, equivalent to 75% control in Anglo Irish Bank, and 25% in respect of key issues in AIB / BOI.

The remuneration structure to the State is designed to encourage institutions to redeem the State investment in due course.

Detailed terms and conditions for each proposed recapitalisation are attached in the Annex.

Technical notes:

Core Tier 1 Capital: This is capital which is equivalent to ordinary share capital, which a financial institution uses to absorb losses.

Preference Shares: This is a particular type of share capital which confers particular rights, including priority payment of any dividend.

The preference shares rank pari passu (equivalent) to ordinary shares in liquidation. The annual dividend is non-cumulative and ranks pari passu with dividend claims of other preference shares. Should cash not be available to pay the preference share dividend then the bank must issue ordinary shares to the State as payment in kind. In the event that the preference share dividend is not paid in cash, no dividend may be paid on the ordinary shares.

Non-convertibility: This means that preference shares are perpetual (no fixed maturity date), and at no stage convert into ordinary shares.

Coupon annual payment: This is the annual rate of return which is payable on a preference share.

Annex

Sunday 21 December

Indicative Preference Share termsheet

(Subject to approval by the EU Commission and AIB shareholders)

Form of Security:	Core Tier 1 non-cumulative Preference Share
Size:	€2.0bn
Transferability:	Transferable, if voting rights removed
Dividend:
    Fixed Dividend of 8% payable annually at the discretion of the bank
  Dividends payable in cash. If not able to pay in cash then paid in the form of ordinary shares. Calculated on the basis of unpaid dividend divided by the Share Value. Share Value is calculated based on the average daily closing price over the 30 trading days preceding the dividend declaration date
  Payment of dividends made in priority to dividends on ordinary shares

Term:	Perpetual, no step-up
Redemption:	Redemption at issuers option Bank can repurchase at par for 5 yrs and thereafter at 125% of par, subject to replacement of capital and IFSRA approval Replacement Capital needs to be Core Tier 1
Ranking:	Pari Passu to ordinary share capital on liquidation and with other preference shares for dividends
Dividend Stopper:	Yes, if cash Preference Share dividend is unpaid
Voting and appointment rights

Right to appoint 25% of directors (currently including any directors appointed under the Government's Guarantee Scheme)

Voting rights in respect of:

  Changes in the capital structure or any capital issuance or redemption by the bank other than the redemption of these preference shares
  Change of control transaction over 50%
  Board appointments (so as to leave the Minister 25% of total ordinary voting rights)

Sunday 21 December

Indicative Preference Share termsheet

(Subject to approval the EU Commission and BOI shareholders)

Form of Security:	Core Tier 1 non-cumulative Preference Share
Size:	€2.0bn
Transferability:	Transferable, if voting rights removed
Dividend:
  Fixed Dividend of 8% payable annually at the discretion of the bank
  Dividends payable in cash. If not able to pay in cash then paid in the form of ordinary shares. Calculated on the basis of unpaid dividend divided by the Share Value. Share Value is calculated based on the average daily closing price over the 30 trading days preceding the dividend declaration date
  Payment of dividends made in priority to dividends on ordinary shares

Term:	Perpetual, no step-up
Redemption:	Redemption at issuers option Bank can repurchase at par for 5 yrs and thereafter at 125% of par, subject to replacement of capital and IFSRA approval Replacement Capital needs to be Core Tier 1
Ranking:	Pari Passu to ordinary share capital on liquidation and other preference shares for dividends
Dividend Stopper:	Yes, if cash Preference Share dividend is unpaid
Voting and appointment rights

Right to appoint 25% of directors (currently including any directors appointed under the Government's Guarantee Scheme)

Voting rights in respect of:

  Changes in the capital structure or any capital issuance or redemption by the bank other than the redemption of these preference shares
  Change of control transaction over 50%
  Board appointments (so as to leave the Minister 25% of total ordinary voting rights)

Sunday 21 December 2008

ANGLO IRISH BANK

Indicative Preference Share termsheet

(Subject to approval by the EU Commission and Anglo Irish Shareholders)

Form of Security:	Core Tier 1 non-cumulative Preference Share with voting rights
Size:	€1.5bn
Transferability:	Not transferable
Dividend:
  Fixed Dividend of 10% payable, at the discretion of the bank, annually on January 16th
  Dividends payable in cash. If not able to pay in cash then paid in the form of ordinary shares. Calculated on the basis of unpaid dividend divided by the Share Value. Share Value is calculated based on the average daily closing price over the 30 trading days preceding the dividend declaration date
  Payment of dividends made in priority to dividends on ordinary shares

Term:	Perpetual, no step-up
Redemption:	Redemption at issuers option Bank can repurchase at par for 5 yrs and thereafter at 125% of par, subject to replacement of capital and IFSRA approval Replacement Capital needs to be Core Tier 1
Ranking:	Pari Passu to ordinary share capital on liquidation and with other preference shares for dividends
Dividend Stopper:	Yes, if cash Preference Share dividend is unpaid
Voting rights	Full voting rights as long as preference shares outstanding Voting rights to represent 75% of total voting rights
Timetable:	Sunday, 21 Dec, 2008: Announce €1.5bn capital injection Tuesday, 23rd Dec, 2008: Anglo to publish Shareholder circular Friday, 16th Jan, 2009: EGM held to approve capital increase
Other Items:	Management and Board change Board will have Government representation Restructuring plan after six months in line with EU Commission guidance

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  22 December, 2008                                                                                                                                                     By: ___________________
                                                                                                                                                                                            John O'Donnell
                                                                                                                                                                                            Group Director, Finance,
                                                                                                                                                                                            Risk and Enterprise Technology
                                                                                                                                                                                           Allied Irish Banks, p.l.c.